Philip B. Schwartz Akerman Senterfitt One Southeast Third Avenue 25th Floor Miami, Florida 33131 Tel: 305.374.5600 Fax: 305.374.5095

December 15, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey Riedler, Assistant Director

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-3 Filed December 3, 2010 File No. 333-170945

Dear Mr. Riedler:

We are responding to the comments contained in your letter to Patrick J. McEnany, Chief Executive Officer of Catalyst Pharmaceutical Partners, Inc. (the “Company”), dated December 14, 2010. The comments should be read in connection with the enclosed copy of Amendment No. 1, filed on the date hereof, which has been marked to show changes to the Company’s Registration Statement on Form S-3 dated December 3, 2010.

1.    Please revise your disclosure to incorporate by reference the company’s 8-Ks filed 2/17/2010, 2/23/2010, and 4/10/2010

Company’s Response

The 8-Ks referenced above have been added to the list of filings incorporated by reference into the Form S-3. The Company notes that the final 8-K referenced in the Staff’s comment letter was filed on April 1, 2010.

2.    The Registration Statement has also been updated to include an expanded discussion regarding the Company’s clinical trial agreement (“CTA”) with the National Institute on Drug Abuse and to file a copy of the CTA as an exhibit to the Registration Statement.

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akerman.com

BOCA RATON       DALLAS       DENVER       FORT LAUDERDALE       JACKSONVILLE       LAS VEGAS       LOS ANGELES       MADISON       MIAMI

NEW YORK       ORLANDO       PALM BEACH       TALLAHASSEE       TAMPA       TYSONS CORNER       WASHINGTON, D.C.       WEST PALM BEACH

Securities and Exchange Commission

December 15, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to hearing back from you regarding this response. If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Philip. B. Schwartz

Philip B. Schwartz